June 2, 1998



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

VIA EDGAR

	Re:  Amendment No. 2 to Schedule 13D of J.P. Morgan & Co. Incorporated, J.P.
Morgan Capital Corporation  and J.P. Morgan Investment Corporation

Dear Sirs:

	On behalf of J.P. Morgan & Co. Incorporated, J.P. Morgan Capital Corporation
and J.P. Morgan Investment Corporation (together, the Reporting Persons), I am filing pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the Exchange Act), the Reporting Persons' Amendment No. 2 to
Schedule 13D, (the Amendment) a copy of which has been manually signed and is in my records.  The Amendment filed herewith relates to the Reporting
Persons' ownership of Shares of the Common Stock, par value $.001 per Share of SEQUUS Pharmaceuticals, Inc., a Delaware corporation (the Company).

	Separate copies of this letter, together with a copy of the Schedule 13D filed herewith, are being sent to the Company and to the NASD by hand or courier delivery.

							Very truly yours,


							/s/ Bee-Ann Benson
							     Legal Assistant

Attachment

cc:  w/enclosures
	SEQUUS Pharmaceuticals, Inc.
	960 Hamilton Court
	Menlo Park, California 94025
	Attention: Sally Davenport, Corporate Secretary

	National Association of Securities
	Dealers, Inc.
	9513 Key West Avenue
	Rockville, MD 20850
	Attention: Market Surveillance Dept.



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 2

SEQUUS Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $.001 per Share
(Title of Class of Securities)


(CUSIP No. 817471105

 J. Edmund Colloton, J.P. Morgan & Co. Incorporated,
60 Wall Street, New York, New York 10260-0060
Telephone:  (212) 648-3406
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 1997

(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d - 1(b)(3) or (4), check the following box [ ].


(Continued on the following page(s))






1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J.P. Morgan &  Co. Incorporated

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[  ]
												(b)	[ x ]


3.	SEC USE ONLY


4.	SOURCE OF FUNDS*

                                           00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					[  ]



6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

        				Delaware

7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
	PERSON WITH SOLE VOTING POWER:

         			 0

8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
	PERSON WITH SHARED VOTING POWER:

        					1,027,500

9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
	PERSON WITH SOLE DISPOSITIVE POWER:

				0

10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
	PERSON WITH SHARED DISPOSITIVE POWER:

        					1,027,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON:

        				1,027,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*								[  ]


13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                              3.51%

14.	TYPE OF REPORTING PERSON*:

                                                 HC, CO

						  	* SEE INSTRUCTIONS TO SCHEDULE 13D





1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J.P. Morgan Capital Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[  ]
												(b)	[ x ]


3.	SEC USE ONLY


4.	SOURCE OF FUNDS*

                                           00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					[  ]



6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

        				Delaware

7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
	PERSON WITH SOLE VOTING POWER:

         			0

8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
	PERSON WITH SHARED VOTING POWER:

        					1,027,500

9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
	PERSON WITH SOLE DISPOSITIVE POWER:

				0

10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
	PERSON WITH SHARED DISPOSITIVE POWER:

        					 1,027,500





11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON:

        				1,027,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*								[  ]



13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                              3.51%

14.	TYPE OF REPORTING PERSON*:

                                                  CO

						  	* SEE INSTRUCTIONS TO SCHEDULE 13D





1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J.P. Morgan Investment Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[  ]
												(b)	[ x ]


3.	SEC USE ONLY



4.	SOURCE OF FUNDS*

                                           00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)					[  ]



6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

        				Delaware

7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
	PERSON WITH SOLE VOTING POWER:

         			0

8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
	PERSON WITH SHARED VOTING POWER:

        					1,027,500

9.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
	PERSON WITH SOLE DISPOSITIVE POWER:

				0

10.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
	PERSON WITH SHARED DISPOSITIVE POWER:

        					 1,027,500





11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON:

        				1,027,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*								[  ]



13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                              3.51%

14.	TYPE OF REPORTING PERSON*:

                                                  CO

						  	* SEE INSTRUCTIONS TO SCHEDULE 13D





Schedule 13D



Item 5.	Interest in Securities of the Company.


	The response to Item 5 is hereby amended by deleting the prior responses thereof and inserting the following in its place:

	From September 12, 1997 through September 25, 1997, J.P. Morgan Investment Corporation (formerly Morgan Investment Corporation; JPMIC), a wholly-owned subsidiary of J.P. Morgan Capital Corporation, which is a wholly-owned subsidiary of J.P. Morgan & Co. Incorporated, made various open market sales of shares of Common Stock of the Company at prices ranging between $8.875 and $9.00 aggregating 472,500 shares.

	Such sales reduced JPMIC ownership to 1,027,500 shares constituting approximately 3.51% of the outstanding shares of SEQUUS Pharmaceuticals, Inc. Common Stock based on 29,660,319 outstanding shares as of September 30, 1997. JPMIC has subsequently sold all of its remaining shares of the Company.


	Each of the Reporting Persons share with the other Reporting Person the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, shares of common stock of SEQUUS Pharmaceuticals, Inc. owned by JPMIC.




















Signature


	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:	  June 2, 1998


							J.P. MORGAN & CO. INCORPORATED


							By:	/s/  J. Edmund Colloton
						Title:	Vice President


						J.P. MORGAN CAPITAL CORPORATION


						By:		/s/  J. Edmund Colloton
						Title:	Secretary


						J.P. MORGAN INVESTMENT CORPORATION


						By:		/s/  J. Edmund Colloton
						Title:	Secretary






Schedule A

Executive Officers and Directors
of
J.P. Morgan & Co. Incorporated


	The names of the Directors and names and titles of the Executive Officers of
J.P. Morgan & Co. Incorporated (JPM) and their business addresses and present principal occupations are set forth below.  If no address is given, the
Director's or Officer's business address is that of JPM.  Unless otherwise indicated, each individual is a citizen of the United States.

Name, Residence or
Business Address				Present Principal Occupation

Directors

Paul A. Allaire					Chairman and Chief Executive Officer of
Xerox Corporation P.O. Box 1600		Xerox Corporation
800 Long Ridge Road
Stamford, CT 06904

Riley P. Bechtel				Chairman and Chief Executive Officer
Bechtel Group, Inc.				of Bechtel Group, Inc.
P.O. Box 193965
San Francisco, CA 94119-3965

Lawrence A. Bossidy				Chairman and Chief Executive Officer
AlliedSignal Inc.				of AlliedSignal, Inc.
Morristown, NJ 07962-2245

Martin Feldstein				President and Chief Executive
National Bureau of Economic			Officer of National
Research, Inc.					Bureau of Economic Research, Inc.
1050 Massachusetts Avenue			(economic research)
Cambridge, MA 02138-5398

Ellen V. Futter					President of the American Museum of
American Museum of Natural History	Natural History
Central Park West At 79th Street
New York, NY 10024

Hanna H. Gray				President Emeritus and Harry Pratt Judson
The University of Chicago			Distinguished Service Professor of History
Department of History			of The University of Chicago
1126 East 59th Street				(higher learning)
Chicago, IL 60637

Walter A. Gubert 				Vice Chairman of the Board of J.P. Morgan & Co.
J.P. Morgan & Co. Incorporated		Incorporated
60 Wall Street
New York, NY 10260-0060

James R. Houghton				Retired Chairman of the Board
Corning Incorporated				of Corning Incorporated
80 E. Market Street				(diversified industrial)
2nd Floor
Corning, NY 14830

James L. Ketelsen				Retired Chairman and Chief
Tenneco Inc., c/o El Paso Energy		Executive Officer of Tenneco Inc.
P.O. Box 2511				(diversified industrial)
Houston, TX 77252-2511

John A. Krol					Chairman of the Board of E.I. du Pont
E.I. du Pont de Nemours and Company	Nemours and Company
1007 Market Street
Wilmington, DE 19898

Roberto G. Mendoza				Vice Chairman of the Board of J.P. Morgan & Co.
J.P. Morgan & Co. Incorporated		Incorporated
60 Wall Street
New York, NY 10260-0060

Michael E. Patterson				Vice Chairman of the Board of J.P. Morgan & Co.
J.P. Morgan & Co. Incorporated		Incorporated
60 Wall Street
New York, NY 10260-0060

Lee R. Raymond				Chairman of the Board and Chief
Exxon Corporation				Executive Officer and Director of Exxon
5959 Las Colinas Boulevard			Corporation
Irving, TX 75039-2298			(national resources and energy)

Richard D. Simmons				Retired:  Former President of the Washington Post
105 North Washington Street			Company and the International Herald Tribune
Suite 202					(print media)
Alexandria, VA 22314

Kurt F. Viermetz 				Retired:  Former Vice Chairman of the Board of J.P.
J.P. Morgan & Co. Incorporated		Morgan & Co. Incorporated
60 Wall Street
New York, NY 10260-0060

Douglas A. Warner III			Chairman of the Board and Chief Executive Officer
J.P. Morgan & Co. Incorporated		of J.P. Morgan & Co. Incorporated
60 Wall Street
New York, NY 10260-0060


Douglas C. Yearley				Chairman, President, Chief Executive Officer and
Phelps Dodge Corporation			Director of Phelps Dodge Corporation
2600 N. Central Avenue			(minerals)
Phoenix, AZ 85004-3014

Executive Officers

Douglas A. Warner III			Chairman of the Board and Chief Executive Officer
						of JPM

Walter A. Gubert 				Vice Chairman of the Board of JPM

Roberto G. Mendoza				Vice Chairman of the Board of JPM

Michael E. Patterson				Vice Chairman of the Board of JPM

Thomas B. Ketchum				Chief Administrative Officer of JPM

John A. Mayer, Jr.				Chief Financial Officer of JPM

Rachel F. Robbins				Managing Director, General Counsel and
						Secretary of JPM

David H. Sidwell				Managing Director and Controller of JPM

Stephen G. Thieke				Managing Director and Head of Corporate Risk
						Management of JPM




Schedule A

Executive Officers and Directors
of
J.P. Morgan Investment Corporation


	The names of the Directors and names and titles of the Executive Officers of
J.P. Morgan Investment Corporation (JPMIC) and their and present principal occupations are set forth below. Each Director's or Officer's business address is that of JPMIC.  Unless otherwise indicated, each individual is a citizen of the United States.

Name, Residence or
Business Address

Present Principal Occupation




Directors

Ramon de Oliveira

John A. Mayer

Clayton S. Rose

Walter A. Gubert


Managing Director of J.P. Morgan
Securities Inc. and Chairman of the Board
Chief Financial Officer of J.P. Morgan &
Co. Incorporated
Managing Director of J.P. Morgan
Securities Inc.
Managing Director of Morgan Guaranty
Trust Company

Thomas B. Ketchum
Managing Director of J.P. Morgan & Co.
Incorporated

C. Nicholas Potter
Consultant to J.P. Morgan Investment
Management Inc.

Peter L. Woicke
Managing Director of Morgan Guaranty
Trust Company

Brian F. Watson
President, Chief Executive Officer
and Managing Director J.P. Morgan
Capital Corporation

Molly F. Ashby
Managing Director of J.P. Morgan Capital
Corporation

Peter H. Gleason
Managing Director of J.P. Morgan Capital
Corporation

Meryl D. Hartzband
Managing Director of J.P. Morgan Capital
Corporation





Officers

Ramon de Oliveira

Brian F. Watson


Molly F. Ashby

Pierre Dupont






Chairman

President, Chief Executive Officer and
Managing Director

Managing Director

Managing Director


Peter H. Gleason

Managing Director




Meryl D. Hartzband
Managing Director


Brian T. Murphy

Managing Director


Martin O'Neil

Managing Director


Timothy Purcell

Thomas S. Quinn, III

Lincoln E. Frank

Cheryl M. Eustace

James P. Marriot

Kevin K. Yip

J. Edmund Colloton

Lisa M. Dreyer

Irena Dandic

Managing Director

Managing Director

Vice President and Chief Operating
Officer

Vice President and Assistant Secretary

Vice President and Assistant Secretary

Vice President and assistant Secretary

Vice President and Secretary

Vice President and Treasurer

Assistant Secretary




Schedule A

Executive Officers and Directors
of
J.P. Morgan Capital Corporation


	The names of the Directors and names and titles of the Executive Officers of
J.P. Morgan Capital Corporation (JPMCC) and their and present principal occupations are set forth below. Each Director's or Officer's business address is that of JPMCC.  Unless otherwise indicated, each individual is a citizen of the United States.

Name, Residence or
Business Address

Present Principal Occupation




Directors

Ramon de Oliveira

John A. Mayer

Clayton S. Rose

Walter A. Gubert


Managing Director of J.P. Morgan
Securities Inc. and Chairman of the Board
Chief Financial Officer of J.P. Morgan &
Co. Incorporated
Managing Director of J.P. Morgan
Securities Inc.
Managing Director of Morgan Guaranty
Trust Company

Thomas B. Ketchum
Managing Director of J.P. Morgan & Co.
Incorporated

C. Nicholas Potter
Consultant to J.P. Morgan Investment
Management Inc.

Peter L. Woicke
Managing Director of Morgan Guaranty
Trust Company

Brian F. Watson
President, Chief Executive Officer
and Managing Director J.P. Morgan
Capital Corporation

Molly F. Ashby
Managing Director of J.P. Morgan Capital
Corporation

Peter H. Gleason
Managing Director of J.P. Morgan Capital
Corporation

Meryl D. Hartzband
Managing Director of J.P. Morgan Capital
Corporation





Officers

Ramon de Oliveira

Brian F. Watson


Molly F. Ashby

Pierre Dupont






Chairman

President, Chief Executive Officer and
Managing Director

Managing Director

Managing Director


Peter H. Gleason

Managing Director




Meryl D. Hartzband
Managing Director


Brian T. Murphy

Managing Director


Martin O'Neil

Managing Director


Timothy Purcell

Thomas S. Quinn, III

Lincoln E. Frank

Cheryl M. Eustace

James P. Marriot

Kevin K. Yip

J. Edmund Colloton

Lisa M. Dreyer

Irena Dandic

Managing Director

Managing Director

Vice President and Chief Operating
Officer

Vice President and Assistant Secretary

Vice President and Assistant Secretary

Vice President and assistant Secretary

Vice President and Secretary

Vice President and Treasurer

Assistant Secretary


  Italian citizen
 German citizen
  Italian citizen
  French Citizen
  Italian Citizen
  German Citizen
  Australian Citizen
  French citizen
  Australian citizen
  Belgian Citizen
  French Citizen
  Italian Citizen
  German Citizen
  Australian Citizen
  French citizen
  Australian citizen
  Belgian Citizen
CUSIP No.   817471105                   			13D		Page   of  Pages